Ponfeigh Distillery LLC

OFFERING STATEMENT



Issuer Name	Ponfeigh Distillery LLC
Doing Business As	Ponfeigh
Offering Amount	$100,000.00 – $1,214,478.00
Post-Money Valuation Cap	$11,041,009
Security Type	Partnership Interests
Price Per Share	$67,471
Shares to be Sold	18 Shares

COMPANY OVERVIEW

Ponfeigh is a rye distillery that is reclaiming Somerset County's whiskey heritage.   Monongahela Rye was considered the finest of spirits before prohibition when rye whiskey was the predominant favorite throughout the country. Ponfeigh has finally entered the market place after a long battle with construction and has already begun to get awards and viral accolades. We are positioned to be one of the fastest whisky distilleries in PA and in the nation. At this time we have 4 main spirits in our portfolio that are all rye forward.   We are already in a few hundred bars and restaurants and in 13 stores in PA and look forward to expanding into all 588 Fine Wine & Spirits stores once our trial status is removed by the state.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Maximilian Merrill	Limited Liability Company	20%
Minority Ownership	Limited Liability Company	80%

The above is the only ownership outstanding for the company. The ownership interests of a(n) PA Limited Liability Co give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

maximilian merrill
Title: Founder
Work History: Ponfeigh Distillery
Biography: Maximilian is a hydrologist, an experienced lobbyist, and an environmental lawyer who knows how to construct a coalition of different interests for a common goal. He represented a variety of different clients including large agricultural trade associations. For over 26 years Maximilian traveled the world visiting over fifty distilleries learning the trade, meeting master distillers and owners, learning what works, why some fail, and why some grow exponentially.   Over those decades he wrote his business plan but didn't dust it off until 2020 when he graduated from the accredited Moonshine University of Louisville Kentucky which trains the new class of entrepreneurs and distillers how to operate a distillery: grain to glass. Now he is the founding member and manager of the largest distillery in Pennsylvania which is the fastest growing rye whiskey distillery in the country.

Lindsay Harmon
Title: Events & Bar Manager
Work History: Lindsay has managed many bars in PA and MD prior to Ponfeigh.
Biography: Lindsay has managed many bars in PA and MD.   She has a knack for preparing for all possibilities and is from Somerset County. In her first week she booked the entire year of food trucks and music talent.   We are glad to have her on board.

Brendan Rawlings
Title: Production Manager
Work History: Previously Head Distiller at Wiggle Whiskey in Pittsburgh
Biography: Brendan Rawlings is a distiller with a strong scientific background and a determined entrepreneurial spirit. Brendon has become proficient in duties across a distillery, from production management to equipment maintenance. With a hand in the development and production of 42 award winning spirits in 2021, some would say he is the ACSA's most award-winning craft distiller. He started a distillery in Colorado that is still in operation and was most recently head distillery at Wiggle Whiskey in Pittsburgh before coming on board.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Ponfeigh is already gaining market share by being on the shelves in 13 of the Pennsylvania Liquor Control Board (PLCB), 600 state-owned retail outlets known as Fine Wine & Good Spirits stores, and two private stores. It also has had its production team pivot to focus on marketing, and thus, we are now in more than 100 bars and restaurants. However, we are still new to most consumers; thus, our board has challenged us to tackle all corners of PA with a small sales team while using social media and special events to drive tourists to our campus. Because of our covid construction overruns we will use our new raise to fulfill a few of the things we had to cut in order to get open.

Outdoor Auditorium: This outdoor stage area will help attract bigger name bands for our music venue and also add prominence to the brand. We are working with many booking agencies to start promotion of this venue immediately after the raise is complete. Some of the structure is already there. We need to enclose it and pull the electricity.

Increase Production: Currently we have 380 barrels onsite and we will use this cash infusion to increase barrel production of Maryland and Monongahela Ryes. It costs us about 800 per barrel so the more we raise the more barrels we will produce. We need to start planning for the future and whiskey takes years to age. Time to turn the still back on!

Increase Marketing: It takes money to get "liquid to lips" . This is the most effective way to build a brand. Premium brands have to get the confidence of consumers that the spirits are worth the price. You can't do this without getting out into the marketplace and sharing our spirits.

Whiskey Museum: Part of this raise will be to finish our historical whiskey museum of Somerset County. We have the designs, have collected many artifacts already and will use these funds to complete this project.

Barrel Barn: Once production exceeds our indoor storage capacity we will need to build a barrel barn on our 4 acre campus which will hold 4500 barrels.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Production of Spirits	$300,000.00
Marketing & Outreach	$250,000.00
Music Event Stage	$100,000.00
Whiskey Musuem	$50,000.00
Bottles, Caps, Bottling Line	$94,478.00
Debt Service & Refinancing	$420,000.00
Total	$1,214,478.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer

experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy partnership units) only if you are willing to rely completely on the Company's management team.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect

investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$100,000.00	$1,214,478.00
Less: Intermediary Fee*	- $7,500.00	- $74,368.68
Net Proceeds	$92,500.00	$1,140,109.32

* Applied at a marginal-rate based upon amount raised:
Up to $50,000 = 8.0%, $50,001 - $100,000 = 7.0%, $100,001+ = 6.0%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Ponfeigh Distillery LLC and how an investor's transaction and delivery of securities will be completed.

  a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Ponfeigh Distillery LLC ("Security Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are partnership interests. They are governed by a separate document called a security agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

● The principal amount of your Security will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your partnership interest, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

N/A

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding partnership interests. They could also issue other classes of securities with rights superior to those of investors holding partnership interests

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the partnership interests is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company could issue securities with rights superior to those of the security agreement.

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the partnership interests.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the partnership units.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
First Commonwealth	$4,100,000.00	8%	12/31/2048	$31,000.00
Total Balance	$4,100,000.00			$31,000.00

FINANCIAL INFORMATION

See Exhibit D for prior year financial statements reviewed by a public accountant.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i) at the time of the filing of this offering statement bars the person from:

        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

> ii) places limitation on the activities, functions or operations of such person;

> iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
> i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
> ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

Ponfeigh Distillery LLC

(a Pennsylvania Limited Liability Company)

SUBSCRIPTION AGREEMENT
(with "Purchaser")

        This Subscription Agreement (this "Agreement") is by and between _____, ("Purchaser"), with a business address at _____; and Ponfeigh Distillery LLC , a Pennsylvania limited liability company ("Company"), with a business address at 893 Stoystown Road Somerset, PA 1550.

I.   ORGANIZATIONAL DOCUMENTS; PURCHASE AND SALE OF UNITS

        1.1   **Articles of Organization**. The Company has been organized as a Pennsylvania limited liability company by the filing on August 1st, 2020, of Articles of Organization (the "Articles of Organization") with the Pennsylvania Department of State.

        1.2   **Operating Agreement**. The Operating Agreement of the Company dated as of August 19th , 2021, as it may be amended from time to time (the "Operating Agreement"), has been adopted by the persons or entities who were Members of the Company on such date and shall be binding on Purchaser and any other person or entity who is a Member of the Company. Capitalized terms in this Agreement that are not otherwise defined in this Agreement shall have the respective meanings ascribed to them in the Operating Agreement

        1.3   **Irrevocable Subscription**. Subject to the terms and conditions set forth herein, the Purchaser hereby irrevocably subscribes for and agrees to purchase from the Company, up to 18 Common Units of the issued and outstanding LLC Ownership of the Company (the "Purchased Units") for an aggregate purchase price (the "Purchase Price") equal to $1,214,478 and 00/100 Dollars ($1,214,478.00) in good funds. Purchase price per share is valued at $67,471 at this time of the agreement. Upon acceptance by the Company of this Agreement and the Purchaser's completion of his performance of his obligations under the Development Agreement, the Company shall transfer, assign and deliver the Purchased Units to the Purchaser effective as of the date of this Agreement.

II.   REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser represents and warrants to Company as follows:

2.1   Investment Intent. The Purchaser is acquiring the Purchased Units for Purchaser's own account for investment and not with a view to, or for sale in connection with, any distribution of the Purchased Units. The Purchaser is acquiring such Purchased Units as the ultimate purchaser and not as an underwriter or conduit to other beneficial owners or subsequent purchasers. The Purchaser has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge any of the Purchased Units which the Purchaser hereby agrees to purchase, and the Purchaser has no present plans to enter into any such contract, undertaking, agreement, or arrangement. The Purchaser agrees not to resell or otherwise dispose of all or any part of the Purchased Units purchased by the Purchaser unless the intended disposition is permissible under and does not violate the Securities Act (as defined herein) or any other federal or state securities laws or rules or regulations, or the terms and conditions of this Agreement and the Operating Agreement. There is not now nor is there any assurance that there will be a public or private market for the resale of the Purchased Units. The Company does not have any obligation or intention to register the Units or the Purchased Units for sale under the Securities Act or of supplying the information which may be necessary to enable the Purchaser to sell the Purchased Units. The Purchaser has no right to require the registration of the Purchased Units under the Securities Act or other applicable federal securities regulations.

2.2   UNREGISTERED SECURITIES. THE PURCHASER UNDERSTANDS THAT THE PURCHASED UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**"), AS AMENDED, OR UNDER ANY STATE SECURITIES LAW, AND IS BEING OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS PROVIDED IN THE SECURITIES ACT AND UNDER APPLICABLE STATE LAW. THEREFORE, THE PURCHASED UNITS CANNOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF, AND MUST BE HELD INDEFINITELY, UNLESS THE PURCHASED UNITS ARE SUBSEQUENTLY REGISTERED UNDER APPLICABLE FEDERAL OR STATE LAW OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THERE ARE SUBSTANTIAL RISKS INCIDENT TO OWNERSHIP OF THE PURCHASED UNITS. THE PURCHASER MUST BEAR THE ECONOMIC RISK OF THE INVESTMENT IN THE PURCHASED UNITS FOR AN INDEFINITE PERIOD OF TIME. THE PURCHASER IS ABLE TO HOLD THE PURCHASED UNITS FOR AN INDEFINITE PERIOD OF TIME, HAS ADEQUATE MEANS OF PROVIDING FOR HIS CURRENT FINANCIAL NEEDS, AND HAS NO NEED FOR LIQUIDITY IN THIS INVESTMENT. NO FEDERAL OR STATE AGENCY, INCLUDING, WITHOUT LIMITATION, THE SECURITIES AND EXCHANGE COMMISSION OR THE PENNSYLVANIA SECURITIES COMMISSION OR ANY ADMINISTRATIVE AGENCY CHARGED WITH THE ADMINISTRATION OF THE SECURITIES LAWS OF ANY OTHER JURISDICTION (I) HAS EXAMINED, PASSED UPON OR APPROVED THE PURCHASED UNITS OR THIS TRANSACTION, (II) HAS MADE ANY EVALUATION, FINDING OR DETERMINATION CONCERNING THE MERITS OR FAIRNESS OF THIS INVESTMENT, OR (III) HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURE PROVIDED TO THE PURCHASER IN THIS AGREEMENT OR ANY OTHER DISCLOSURE DOCUMENT.

2.3   **Due Diligence**. The Purchaser: (i) prior to the execution of this Agreement has been furnished and has carefully read and understood in their entirety the Articles of Organization and the Operating Agreement of the Company; (ii) is an accredited investor for securities law purposes; and (iii) has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of an investment in the Purchased Units and is able to bear the economic risk of, and suffer a total loss of, that investment. No representations or warranties have been made to the Purchaser by the Company, any Members or Managers of the Company or by any other person with respect to the business of the Company or this offering, express or implied. The Purchaser has been advised to consult his or her attorney or investment advisor concerning this investment.

(a)   The Purchaser has read the current business plan and other information about the Company, which were delivered to the Purchaser together with this Agreement and the Operating Agreement. An investment in the Units involves a number of significant risks, as disclosed to the Purchaser by the Company.

(b)   The Company has made available to the Purchaser the opportunity to ask questions of the Manager and Chief Executive Officer of the Company regarding the Company and the investment in the Units and the opportunity to ask questions of other executives of the Company and to review all documents relating to the Company.

(c)   No federal or state agency has approved or disapproved the sale of the Units or endorsed the merits of this offering or made any finding or determination as to the Units.

(d)   Purchaser has sufficient knowledge and experience in financial matters to be capable of evaluating the risks and merits of an investment in the Units. Purchaser can bear the economic risks of losing my entire investment in the Units, has adequate means of providing for his or her current needs, and has no need for liquidity in the Units. Purchaser is not entering into this transaction in order to obtain any particular tax advantages through acquisition or ownership of the Units.

2.4   **Reliance**. The Purchaser is aware that the Company is relying on the representations and warranties made in this Article II to determine whether the offer and sale of the Purchased Units to Purchaser satisfies the requirements of applicable federal and state securities laws.

2.5   **Tax and Financial Matters**. The Purchaser has made an independent evaluation of, and shall have no recourse against the Company with respect to, the federal, state and local tax consequences of the Purchaser's purchase, ownership, retention, holding, sale, exchange, or other transfer of the Purchased Units and his investment in the Company. Neither the Company nor any Member or Manager of the Company has made or hereby makes any representations or warranties with respect to the financial condition of the Company, or the federal, state or local income tax consequences to the Purchaser of the acquisition of the Purchased Units or the investment in the Company.

III.   COVENANTS OF THE PURCHASER

The Purchaser hereby agrees as follows:

3.1   No Market for Purchased Units. No market for the resale of any of the Purchased Units currently exists, and no such market may ever exist. The Company is a start-up company, and any investment in the Company involves substantial risk and constitutes a speculative investment at this time in this industry and market. Accordingly, the Purchaser must bear the economic and financial risk of an investment in the Purchased Units for an indefinite period of time.

3.2   No Registration. The Purchased Units have not been registered under the Securities Act or the securities laws of any other jurisdiction and that the offer and sale of the Purchased Units are being made in reliance on one or more exemptions for private offerings under Section 4(2) of the Securities Act and applicable securities laws. Accordingly, no "transfer" (as defined in the Limited Liability Company Agreement) of any of the Purchased Units is permitted unless such transfer is registered under the Securities Act or permitted under other applicable securities laws, or an exemption from such registration or restriction is available.

3.3   Transfer Restrictions. The Purchased Units are subject to the restrictions set forth in the Operating Agreement. Accordingly, no transfer (as defined in the Operating Agreement) of any of the Purchased Units is permitted unless such transfer complies with the applicable provisions of the Operating Agreement. In addition, any certificate representing the Purchased Units will bear a restrictive legend in the form set forth in the Operating Agreement.

3.4   Disclosure. Other than the representations and warranties set forth in Article IV, neither the Company nor any other person makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information provided or to be provided to the Purchaser by or on behalf of the Company or related to the transactions contemplated hereby, and nothing contained in any documents provided or statements made by or on behalf of the Company to the Purchaser is, or shall be relied upon as, a promise or representation by the Company or any other Person that any such information is accurate or complete.

3.5   Indemnity of Purchaser. The Purchaser hereby agrees to indemnify, defend and hold harmless the Company against any damages, costs, and expenses that it may suffer as a result of any breach by the Purchaser of any of his or her representations, warranties or agreements contained in this Agreement.

3.6   Withholding. The Purchaser verifies under the penalties of perjury that his or her true, correct, and complete taxpayer identification number is the number set forth at the end of this Agreement and that Purchaser is not subject to backup withholding either (a) because Purchaser has not been notified that he or she is subject to backup withholding as a result of a failure to report all interest and dividends, or (b) because the Internal Revenue Service has notified Purchaser that Purchaser is no longer subject to backup withholding.

IV.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as of the date hereof and as of the Closing as follows:

4.1   <u>Organization and Standing</u>. The Company is duly formed, validly existing and in good standing under the laws of the jurisdiction of formation. The Company has all requisite power and authority to own, license and operate its properties, to carry on its business as now conducted and as proposed to be conducted and to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.

4.2   <u>Authority</u>. The execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and this Agreement, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.3   <u>No Conflict</u>. The execution and delivery by the Company of this Agreement does not, and the consummation by the Company of the transactions contemplated hereby, will not (with or without the giving of notice or the lapse of time or both), contravene, conflict with or result in a breach or violation of, or a default under, (i) the Company's certificate of organization or the Operating Agreement, (ii) any judgment, order, decree, statute, rule, regulation or other law applicable to the Company or (iii) any contract, agreement or instrument by which the Company is bound. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.

4.4   <u>Validity of Purchased Units</u>. Upon issuance thereof to the Purchaser and after payment therefor, the Purchased Units will have been duly authorized and validly issued to the Purchaser free of any liens, claims or other encumbrances (other than those arising under the Operating Agreement and those attributable to actions by the Purchaser and except for restrictions on transfer provided for herein, in the Operating Agreement or under the Securities Act or other applicable securities laws).

4.5   Indemnity of the Company. The Company hereby agrees to indemnify, defend and hold harmless the Purchaser against any damages, costs, and expenses that it may suffer as a result of any breach by the Company of any of his or her representations, warranties or agreements contained in this Agreement.

V.   MISCELLANEOUS PROVISIONS

5.1   Entire Agreement. This Agreement, the Operating Agreement and the Development Agreement, constitute the entire agreements between the parties with respect to the sale of the Purchased Units, and it supersedes and cancels any and all other agreements and representations between the parties relating to the subject matter hereof.

5.2   Non-Assignability. This Agreement shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective heirs, personal representatives, successors and assigns, but shall not be otherwise assignable by the Purchaser without the written consent of the Company.

5.3   Governing Law. This Agreement shall be construed and enforced in accordance with and be governed by the laws of the Commonwealth of Pennsylvania.

5.4   Amendment. No amendment or modification of this Agreement shall be valid unless in writing and signed by all parties hereto.

5.5   Severability. If any provision of this Agreement is determined to be contrary to law and unenforceable by any court of law, the remaining provisions will continue in full force and effect to the extent the economic benefits conferred upon the parties by this Agreement remain substantially unimpaired.

5.6   Counterparts. This Agreement may be executed in two or more identical counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

5.7   Headings. The headings contained in this Agreement are inserted for convenience only, and shall not affect in any way the meaning or interpretation of this Agreement.

5.8   Waiver. No exercise of or failure to exercise any right hereunder, and no partial or single exercise of any such right, shall operate as a waiver thereof, or otherwise affect such exercise or any other exercise of that or any other right, it being understood that all such rights and all remedies are intended to be cumulative and not exclusive.

IN WITNESS WHEREOF, the Purchaser and the Company have executed this Agreement as of the date set forth above. This Agreement shall not become effective until it is signed below by a duly authorized officer or agent of the Company.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1] *maximilian merrill*

_____

Maximilian Merrill

Ponfeigh Distillery LLC

EXHIBIT D – REVIEWED FINANCIALS

PONFEIGH DISTILLERY, LLC.

FINANCIAL STATEMENTS

December 31, 2023 and 2022

DRAFT

PONFEIGH DISTILLERY, LLC

FINANCIAL STATEMENTS

TABLE OF CONTENTS

CASE | SABATINI



CASE | SABATINI

PROFESSIONAL ACCOUNTING,
CONSULTING & BUSINESS
ADVISORY SERVICES

105 BRADFORD ROAD
SUITE 300
WEXFORD, PA 15090

TELEPHONE: (724) 940-9444
FAX: (724) 940-9452
WEB: WWW.CASESABATINI.COM

To the Members of
Ponfeigh Distillery, LLC
Somerset, PA

We have reviewed the accompanying financial statements of Ponfeigh Distillery, LLC (a partnership), which comprise the balance sheet as of December 31, 2023 and 2022 and the related statements of operations, changes in member equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ponfeigh Distillery, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we were not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Case/Sabatini

November 12, 2024

*Members of the American
and Pennsylvania Institute of
Certified Public Accountants*

PITTSBURGH ▶ WEXFORD

PONFEIGH DISTILLERY, LLC

BALANCE SHEETS

DECEMBER 31

ASSETS

	2023	2022
CURRENT ASSETS		
Cash	$ 641,364	$ 810,550
Inventories:		
Barreled inventory	262,513	296,397
Finished goods	35,378	-
Raw materials & supplies	71,539	655
Total inventory	369,430	297,052
Total Current Assets	1,010,794	1,107,602
PROPERTY AND IMPROVEMENTS		
Land and building	3,953,554	1,772,406
Distilling equipment	1,267,287	1,217,469
Furniture and fixtures	500	-
	5,221,341	2,989,875
Less accumulated depreciation	31,635	-
Total Current Assets	5,189,706	2,989,875
OTHER ASSETS		
Intangible assets	82,860	-
Total Other Assets	82,860	-
	$ 6,283,360	$ 4,097,477

See accompanying notes and accountant's report.

2

CASE | SABATINI

PONFEIGH DISTILLERY, LLC

BALANCE SHEETS

DECEMBER 31

LIABILITIES AND MEMBERS' EQUITY

	2023	2022
CURRRENT LIABILITIES		
Current portion of long-term liabilities	$ 45,758	$ -
Accounts payable	158,287	-
Accrued expenses	5,021	-
Total Current Liabilities	209,066	-
LONG-TERM LIABILITIES		
Long-term debt, net of currrent portion	4,178,242	2,493,245
Total Liabilities	4,387,308	2,493,245
MEMBERS' EQUITY	1,896,052	1,604,232
	$ 6,283,360	$ 4,097,477

CASE | SABATINI

PONFEIGH DISTILLERY, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31

		2023		2022
SALES	$	137,754	$	-
EXCISE TAXES		554		-
NET SALES		137,200		-
COST OF GOODS SOLD		18,252		-
GROSS PROFIT		118,948		-
SELLING, GENERAL AND ADMINISTRATIVE COSTS		222,176		154,578
OPERATING PROFIT		(103,228)		(154,578)
OTHER INCOME (EXPENSE)				
Other income		-		48,976
Depreciation and amortization		(31,635)		-
Investment expense		(71,917)		-
		(103,552)		48,976
NET INCOME	$	(206,780)	$	(105,602)

CASE | SABATINI

PONFEIGH DISTILLERY, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31

	Total
BALANCE AT JANUARY 1, 2023	$ 1,709,834
Capital contributions	-
Net loss	(105,602)
BALANCE AT DECEMBER 31, 2023	$ 1,604,232
Capital contributions	498,600
Net loss	(206,780)
BALANCE AT DECEMBER 31, 2023	$ 1,896,052

CASE | SABATINI

PONFEIGH DISTILLERY, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

	2023	2022
Cash Flows from Operating Activities:		
Net income	$ (206,780)	$ (105,602)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	31,635	-
Changes in:		
Inventory	(110,878)	(49,363)
Accounts payable	158,287	-
Accrued expenses	(33,479)	-
Net cash provided by operating activities	(161,215)	(154,965)
Cash Flows from Investing Activities:		
Purchase of property and improvements	(2,274,927)	(1,772,406)
Net cash used in investing activities	(2,274,927)	(1,772,406)
Cash Flows from Financing Activities:		
Capital contributed	498,600	-
Borrowings on long-term debt	1,768,355	1,945,340
Net cash provided by financing activities	2,266,955	1,945,340
Net Increase (Decrease) in Cash	(169,187)	17,969
Cash, January 1	810,551	792,581
Cash, December 31	$ 641,364	$ 810,550
Supplemental Disclosures of Cash Flow Information		
Cash paid during year for:		
Interest expense	$ 71,917	$ -

See accompanying notes and accountant's report.

6

CASE | SABATINI

Note 1 – Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of Ponfeigh Distillery, LLC. (the Company) and is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Organization

Ponfeigh Distillery, LLC is a Pennsylvania limited liability company established on June 13, 2011. The Company is governed by an Operating Agreement dated August 19, 2021.

Nature of Operations

The Company is engaged in the distillation of meticulously crafted sprits that pay homage to Western PA's distillery heritage. Its mission is to revive the history, culture, and stature of Monongahela Rye whiskey to its pre-Prohibition prominence.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The core principle of the Company's revenue recognition policy is such that the Company recognizes revenue upon the transfer of goods and services to customers in exchange for the consideration paid for by the customer for these goods and services. Revenue streams identified for this purpose include sales of product to wholesale and retail customers.

Cash and Cash Equivalents

Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents are short-term, highly liquid investments readily convertible to know amounts of cash, with a maturity of 90 days or less.

Note 1 – Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable is stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowances and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, aging of the receivables, adverse situations that may affect a resident's ability to pay and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventory is valued using the first-in, first-out (FIFO) cost method. Because the Company ages its whiskey in barrels for three or more years, only a portion of whiskey in inventory is bottled and sold each year.

Property, Plant and Equipment

The Company reviews the carrying value of property and improvements for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets. The factors considered by management in performing the assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is followed for all assets for financial reporting purposes.

Intangible Assets

The value of indefinite-lived intangible assets is assessed for impairment on any annual basis, or more frequently if circumstances indicate the carrying amount may be impaired. Intangible asset value is impaired when the carrying amount exceeds the estimated fair value of the asset. If the value of an intangible asset is impaired, the value is written down by the amount excess carrying amount exceeds its fair value.

CASE | SABATINI

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is subject to the provisions of Subchapter K of the Internal Revenue Code as well as the Pennsylvania Consolidated Statutes. Under these provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, each Member is liable for their individual federal and state income taxes on their proportionate share of the Company's taxable income, and is allowed to deduct his proportionate share of the Company's operating loss. Accordingly, no provision has been made for federal or state income taxes.

Advertising

The production costs of advertising costs are expensed when the advertisements first take place. All other advertising costs incurred during the year are expensed.

Concentration of Credit Risk

The Company maintains cash deposits at a financial institution, which throughout the year periodically exceeds federally insured deposit limits of $250,000. Cash in the bank at December 31, 2023 and 2022 exceeded the insured limits by approximately $141,000 & $560,000.

Note 2 – Long-Term Debt

On September 24, 2021, the Company entered into a loan agreement with a bank to finance the renovation of its facility and for the production and other equipment used to make distilled spirits. The amount of the loan was $4,042,000 and the fixed monthly payment on the loan is $37,911.39, which is first allocated to interest and the remaining amount used to reduce the outstanding principal balance. The loan matures on September 24, 2047. The interest rate applicable to this arrangement was 10.175% at December 31, 2023. Adjustments are scheduled to occur every calendar quarter and are tied to the Wall Street Journal Prime Rate plus 1.75%. The agreement is collateralized by the property as well as with a security lien on the equipment of the Company. The founder and majority member has personally guaranteed the loan.

CASE | SABATINI

Note 2 – Long-Term Debt (Continued)

The Company offers individual investors resident in Pennsylvania the opportunity to invest in barrels of casked whiskey. The investment is in the form of a Promissory Note. The note is payable 60 days after the date the whiskey is bottled. Interest on the note will vary with the age of the barrel at the time it is bottled. Approximately 150 barrels of inventory are secured under this program, with an estimated maturity payment of $220,000 that would be due if the barrels had been bottled at December 31, 2023.

The following is a summary of the approximate aggregate annual maturities of the notes and mortgages payable at December 31:

2024	$ 45,758
2025	50,637
2026	56,037
2027	62,012
2028 and thereafter	4,267,555
	$ 4,481,999

Note 3 – Subsequent Events

Management has evaluated subsequent events and determined there are no subsequent events necessary for disclosure as of the date of the independent accountants' review report.

CASE | SABATINI